UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	Barclays PLC

B.	This is (select one):

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Barclays PLC

Form type:	Registration Statement on Form F-3

File Number (if known):	333-277578

Filed by:	Barclays PLC

Date Filed (if filed concurrently, so indicate):	Filed concurrently with Form F-N

D.

The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated): England and has its principal place of business at (Address in full and telephone number):

1 Churchill Place,

London E14 5HP,

United Kingdom,

Tel No. 011-44-20-7116-1000

E.

The Filer designates and appoints (Name of United States person serving as agent): Barclays Bank PLC (New York Branch) (“Agent”) located at (Address in full in the United States and telephone number):

745 Seventh Avenue,

New York, New York 10019,

Tel No. 1-212-526-7000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceedings conducted by the Commission, and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of: London Country of: United Kingdom

This March 1, 2024

Filer:	Barclays PLC	By (Signature and Title):

/s/ Anna Cross
		Name:	Anna Cross
		Title:	Group Finance Director (Principal Financing Officer and Principal Accounting Officer) and Executive Director

This statement has been signed by the following persons in the capacities and on the dates indicated.

Barclays Bank PLC (New York Branch)

*
Name:	Jennifer Fitzgibbon
Title:	Americas Treasurer
Date:	March 1, 2024

*By:

/s/ Anna Cross
Name:	Anna Cross
Title:	Attorney-in-Fact

POWER OF ATTORNEY

Reference is hereby made to the registration by Barclays PLC (“Barclays”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of (1) (i) debt securities, (ii) contingent capital securities and (iii) ordinary shares, in each case which may be offered and sold by Barclays (collectively, “Securities”); (2) ordinary shares to be issued, from time to time, by Barclays (the “Shares”) pursuant to the Barclays Group Sharepurchase Plan and Barclays Group Share Value Plan; and (3) American Depositary Shares of Barclays evidenced by American Depositary Receipts (the “ADRs”). Such Securities will be registered on one or more registration statements on Form F-3 (including amendments thereto), such Shares will be registered on one or more registration statements on Form S-8 and such ADRs will be registered on one or more registration statements on Form F-6, or each on such other form or forms promulgated by the U.S. Securities and Exchange Commission (the “SEC”) as may be necessary or advisable to effect such registration (each such registration statement, a “Registration Statement”). In connection with each Registration Statement, Barclays will file a Form F-N to appoint an agent for service of process in the United States (the “Form F-N”).

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints any Director of Barclays, the Group General Counsel and Company Secretary of Barclays, the Deputy Company Secretary of Barclays or any Assistant Secretary of Barclays, and each of them, with full power in each of them to act alone, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign one or more Registration Statements, any and all amendments thereto (including post-effective amendments) and any subsequent registration statement in respect of the Securities, Shares or ADRs that is to be effective upon filing by Barclays pursuant to Rule 462(b) under the Securities Act and one or more Form F-Ns and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall continue in full force and effect for a period of three (3) years from the date hereof and may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together, shall constitute one instrument.

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Date: November 24, 2021	By:	/s/ Jennifer Fitzgibbon
	Name:	Jennifer Fitzgibbon
	Title:	Authorized Representative in the United States; Americas Treasurer, Barclays Bank PLC (New York branch)